Exhibit 21.1

Subsidiaries of AIR Holdings Limited

Legal Name	Jurisdiction of Incorporation
AIR Limited	Jersey
AIR Distribution USA, Inc.	United States
Al Fakher Pioneers for Trading	Saudi Arabia
Al Fakher Tobacco Factory FZE	United Arab Emirates
AIR Group Ventures DIFC	United Arab Emirates